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08028535

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-38505

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commonwealth Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Third Avenue, 8th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Inder G. Tallur (212) 829-5809
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. O'Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Commonwealth Associates, L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Notary Public

BONNIE BETH GIUSTO
Notary Public - State of New York
No. 01GI6137509
Qualified in New York County
My Comm. Expires Nov. 28, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH ASSOCIATES, L.P.

Contents

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
Commonwealth Associates, L.P.

We have audited the accompanying consolidated statement of financial condition of Commonwealth Associates, L.P. and subsidiary as of December 31, 2007, and the related consolidated statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements enumerated above present fairly, in all material respects, the financial position of Commonwealth Associates, L.P. and subsidiary as of December 31, 2007, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 27, 2008

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 2,214,612
Securities owned, at fair value	2,601,526
Due from brokers and other receivables	1,164
Due from affiliates	245,708
Notes receivable from Commonwealth Management, LLC	178,343
Prepaid and other assets	578,839
	$ 5,820,192
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued expenses and other current liabilities	$ 688,212
Due to affiliates	559,449
	1,247,661
Commitments and contingencies	
Partners' capital	4,572,531
	$ 5,820,192

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Operations
Year Ended December 31, 2007

Revenues:	
Commissions	$ 2,879,666
Investment banking, advisory and finders fees	2,105,361
Trading income, net	1,167,459
Interest and dividends	93,634
Other	192,858
	6,438,978
Expenses:	
Compensation and benefits	3,737,538
General and administrative	628,214
Occupancy and equipment rental	168,408
Communications	108,187
	4,642,347
Net Profit	$ 1,796,631

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Changes in Partners' Capital
Year Ended December 31, 2007

Partners' capital - January 1, 2007	**$ 2,806,559**
Capital distributions	**(30,659)**
Net profit	**1,796,631**
Partners' capital - December 31, 2007	**$ 4,572,531**

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Consolidated Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating and investing activities:	
Net profit	$ 1,796,631
Adjustments to reconcile net profit to net cash provided by operating and investing activities:	
Changes in:	
Securities owned	(1,598,480)
Due from brokers and other receivables	155,031
Due from affiliates	(424,051)
Due to affiliates	555,781
Prepaid and other assets	(556,742)
Accrued expenses and other current liabilities	468,995
Net cash provided by operating and investing activities	397,165
Cash flows used in financing activities:	
Distributions	(30,659)
Net increase in cash and cash equivalents	366,506
Cash and cash equivalents - January 1, 2007	1,848,106
Cash and cash equivalents - December 31, 2007	$ 2,214,612

See notes to consolidated financial statements

COMMONWEALTH ASSOCIATES, L.P.

Notes to Consolidated Financial Statements
December 31, 2007

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Commonwealth Associates, L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is a New York limited partnership, whose general partner is Commonwealth Management, LLC. These consolidated financial statements include the Partnership's wholly-owned subsidiary, COMW Acquisition Corp., an inactive holding company and Frontier Asset Management, LLC. Intercompany balances and transactions have been eliminated upon consolidation.

The Partnership does not carry accounts for customers or perform custodial functions related to securities. The Partnership's primary business is investment advisory and banking services. Accordingly, the Partnership claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis. Marketable securities owned are valued at quoted market prices adjusted for trading restrictions and volume discounts. Securities for which market quotations are not readily available (nonmarketable) are valued at their estimated fair value as determined by the General Partner. Factors considered by the General Partner in determining value include cost, the type of investment, subsequent purchases of the same or similar investments, the current financial position and operating results of the investee company and such other factors as may be deemed relevant. It is the responsibility of the General Partner to review the valuation policies and to determine any valuation adjustments. In the absence of significant events indicating a change in value, investments are valued at cost. Warrants to purchase common shares of public companies are valued at the intrinsic price which is defined as the amount by which the price of the underlying security exceeds the exercise price of the warrant ("in-the-money"). Warrants that are not in-the-money are valued at zero.

Unrealized gains/losses and realized gains/losses on securities are reflected in trading income, net on the statement of operations.

Investment banking income includes fees earned for financial advisory services. Financial advisory fees, underwriting and placement fees are earned at the time the underwriting or placement is completed and are included in Commissions in the accompanying Statement of Operations.

[4] Statement of cash flows:

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The Partnership intends to adopt FAS 157 in the first quarter of 2008. The Partnership expects that adoption of FAS 157 will not have a material effect on the Partnership's financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Partnership had regulatory net capital of $824,626 which exceeds the Partnership's minimum regulatory net capital requirement of $83,177 by $741,449. The Partnership's ratio of aggregate indebtedness to net capital was 1.51 to 1 as of December 31, 2007.

NOTE C - RELATED PARTIES

The Partnership shares office space and the services of certain personnel with affiliates. Costs for those services and personnel are allocated to the Partnership and the affiliated entities based on estimated usage of services. During the year ended December 31, 2007, the Partnership was charged approximately $198,920 for such shared costs. Included in due to affiliates at December 31, 2007 is $61,719 relating to these costs.

The Partnership's Managing Partner and its limited partners have entered into agreements that will effectively transfer their ownership interests in the Partnership to a newly formed holding company, Commonwealth Associates Holdings, LLC ("Holdings"). It is anticipated that such transfer will become effective during 2008, following the requisite regulatory notice period. In connection with these planned transactions, Holdings expects to issue new equity interests. At December 31, 2007 due to affiliates includes a payable to Holdings of $497,730 primarily representing funds received on behalf of Holdings in anticipation of the planned issuance of new equity interests.

The Partnership provides certain advisory and investor relations services to affiliates. In connection with those services the Partnership received compensation for the year ended December 31, 2007 of $1,000,358. At December 31, 2007 the Partnership was owed $245,708 from affiliates relating primarily to such services. Prepaid and other assets include placement agent fees receivable for such services in the amount of $464,142.

During 2007, the Partnership made loans to Commonwealth Management LLC, its General Partner in the amount of $178,343. Such loans are payable on demand and bear interest at the rate of 10%. Prepaid and other assets include interest for these in the amount of $10,934.

NOTE D - COMMITMENTS AND CONTINGENCIES

[1] Litigation:

The Partnership is involved, from time to time, in proceedings with and investigations by, governmental agencies and self-regulatory organizations. While predicting the outcome of such matters is inherently very difficult, and the ultimate resolution, range of loss, and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions.

[2] Leases:

Effective January 1, 2008, the Partnership entered into an operating lease for its principal office expiring on January 31, 2013. Future minimum lease payments are $342,000 per year through 2012 and $28,500 in 2013. The Partnership is the guarantor for a letter of credit issued by a bank in favor of the landlord for its principal office lease. The letter of credit is for $171,000 and is to remain in place for the term of the lease, subject to reduction in amount on the second anniversary. Cash and cash equivalents includes $173,157 pledged to the bank to secure this letter of credit.

NOTE E - INCOME TAXES

As a limited partnership, the Partnership is not subject to federal and state income taxes as a separate entity. In addition, the Partnership's subsidiaries are wholly owned limited liability companies and are disregarded for tax purposes. Accordingly, there is no provision for federal and state income taxes presented in the accompanying financial statements. The partners are required to report their respective shares of Partnership income or loss in their individual income tax returns.

The Partnership may be subject to New York City Unincorporated Business Tax, however, it has available approximately $6,130,000 of net operating loss carryforwards which may be applied against future taxable income. The ability to utilize certain amounts of this net operating loss may be limited due to ownership changes in prior years. These carryforwards begin to expire in December 2022.

Deferred income taxes reflect the impact of "temporary difference" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax law and regulations. The deferred tax asset results principally from the unused net operating loss carryforwards partially offset by unrealized gains on securities owned. Such amount has been fully reserved by the Partnership as its ultimate utilization is doubtful. The valuation allowance decreased by $26,000 during 2007.

The total of all deferred tax assets is as follows:

Deferred tax asset	$ 245,000
Valuation allowance	(245,000)
Net deferred tax assets	$ 0

NOTE F - PARTNERS' CAPITAL

Generally, net income or loss is allocated to the partners in proportion to their Percentage Partnership Interests, except that the allocation of loss is limited to the extent of income previously allocated. To the extent that the Partnership has Available Cash in any given year (defined in the Partnership Agreement as net cash receipts in excess of net cash disbursements), 50% of such amount will be distributed to the Partners. Otherwise, the Partners are not entitled to withdraw their capital without the approval of the General Partner, further subject to the Partnership maintaining its required net capital pursuant to SEC Rule 15c3-1.

In June of 2005, the Partnership granted an individual the option to acquire 12.93% of Partnership Percentage Interest for $1,250,000 in cash. The option expired on June 7, 2007 without being exercised.

NOTE G - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

As a nonclearing broker, the Partnership has its securities cleared through other broker-dealers pursuant to clearance agreements. Substantially all of the company's securities positions are held at the clearing broker. In addition, substantially all of the Partnership's cash is maintained in one financial institution with a balance that exceeds the amount insured by FDIC. Recognizing the concentration of credit risk that this implies, the Partnership utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.

NOTE H - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Reclass/ Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 2,009,993	$ 28,750	$ 175,869	$ 2,214,612
Securities owned, at fair value	643,416	1,958,110		2,601,526
Due from broker and other receivables	1,164			1,164
Investment in subsidiary	2,410,911		(2,410,911)	0
Receivable from affiliates			245,708	245,708
Notes receivable from Commonwealth Management			178,343	178,343
Prepaid and other assets	754,708		(175,869)	578,839
	$ 5,820,192	$ 1,986,860	$ (1,986,860)	$ 5,820,192
LIABILITIES AND PARTNERS' CAPITAL				
Accrued expenses and other current liabilities	$ 688,212			$ 688,212
Due to affiliates	559,449			559,449
	1,247,661			1,247,661
Commitments and contingencies				
Partners' capital	4,572,531	$ 1,986,860	$ (1,986,860)	4,572,531
	$ 5,820,192	$ 1,986,860	$ (1,986,860)	$ 5,820,192

SUPPLEMENTARY INFORMATION

COMMONWEALTH ASSOCIATES, L.P.

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2007

Net capital:	
Partners' capital	$ 4,572,531
Nonallowable assets:	
Prepaid and other assets	754,708
Non-readily marketable securities	524,969
Investment in and advances to subsidiaries	2,410,911
Other charges	20,000
Net capital before haircuts on securities positions	861,943
Haircuts on securities positions, including undue concentration	37,317
Net capital	$ 824,626
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $83,177 or $5,000	$ 83,177
Excess net capital	$ 741,449
Aggregate indebtedness:	
Accrued expenses and other liabilities	$ 1,247,661
Ratio of aggregate indebtedness to net capital	1.51

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its amended unaudited Part II FOCUS Report as of December 31, 2007.

See notes to consolidated financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Commonwealth Associates, L.P.
New York, New York

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Commonwealth Associates, L.P. (the "Partnership") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the Company as of and for the year ended December 31, 2007, and this does not affect our report thereon dated February 27, 2008.

At December 31, 2007, our audit uncovered certain financial statement misstatements that directly affected the net capital reported by the Company in its unaudited FOCUS filing for the period ending December 31, 2007. Specifically, the Company did not properly classify assets and liabilities in its statement of Financial Condition which resulted in an understatement of non-allowable assets, it did not properly classify restricted cash balances as non-allowable assets and did not properly compute haircuts on its security positions in accordance with SEC Rule 15c 3-1. These misstatements along with other audit adjustments, resulted in a net decrease of approximately 38% in the Company's reported net capital, which was reflected in its amended unaudited FOCUS filing for the period ended December 31, 2007. In the opinion of management, these misstatements resulted from the Company's significant growth and the need for accounting staff with broker-dealer industry experience to oversee the financial reporting process that this growth brought to light. The Company has been in an ongoing search for such a candidate and we have been informed by the Company that they have extended an offer to a Chief Financial Officer candidate with brokerage and financial reporting expertise.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 27, 2008

END